SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number  000-33073

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: September 30, 2009

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached  instruction  sheet before  preparing  form.  Please print or type.

Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

 BioAuthorize Holdings, Inc.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

15849 N. 71st Street, Suite 216

________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85254
________________________________________________________________________________
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

BioAuthorize Holdings, Inc. (the "Company") will not be able to complete the electronic filing of its Quarterly Report on Form 10-Q for the three month period ended September 30, 2009 (the "Form 10-Q") by the prescribed filing date of 5:30 p.m. EST on November 16, 2009 without unreasonable effort or expense as a result of the following:

The five-calendar day extension for the Company to file its Quarterly Report on Form 10-Q is necessary to ensure that its consolidated financial statements to be included in such Report fairly and accurately represent the Company’s financial condition and results of operations.  Registrant is in the process of performing additional analysis and review with regard to the preparation and completion of its Form 10-Q, and therefore, the Company has been unable to complete its consolidated financial statements and its Form 10-Q for the three months ended September 30, 2009. While the Company intends to file its Form 10-Q by November 23, 2009, there can be no assurances that such Form 10-Q will be filed by such date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to thisnotification

Jeffrey Perry	(480)	368-5441
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

See Annex A attached hereto.

BioAuthorize, Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date November 16, 2009	By	/s/ Jeffrey Perry
Jeffrey Perry
Chief Financial Officer

ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-Q for the three month period ended September 30, 2009 cannot be filed by the prescribed date of 5:30 p.m. EST on November 16, 2009. The Company's net loss, before other revenue and expenses, for the quarterly period ended September 30, 2008 was approximately $210,869 as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2008. However, the consolidated net loss, before extraordinary items, for the three and nine month periods ended September 30, 2008 and 2009 have not been determined at this time because the financial statements for such periods have not been completed but the applicable period loss for 2009 is expected to be less than the corresponding period loss in 2008.

INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.